UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                      to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. GLATFELTER COMPANY

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013 AND 2012

GLATFELTER 401(K) SAVINGS PLAN

DECEMBER 31, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Finance Committee and Participants

Glatfelter 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ParenteBeard LLC

York, Pennsylvania

June 19, 2014

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$93,100,775	$73,031,326
Notes receivable from participants	1,654,287	1,569,845
Receivables:
Participant contributions	—	288,270
Employer contributions	—	44,722

Net Assets Available for Benefits	$94,755,062	$74,934,163

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012
INVESTMENT INCOME IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$19,846,518	$9,005,455
INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	73,117	62,896
CONTRIBUTIONS
Participants	5,080,157	4,816,174
Rollovers	1,102,839	174,625
Employer	747,213	721,078

	6,930,209	5,711,877
NET TRANSFERS IN	104,493	11,553
BENEFITS PAID TO PARTICIPANTS	(7,120,098)	(6,698,558)
ADMINISTRATIVE EXPENSES	(13,340)	(6,200)

NET INCREASE IN NET ASSETS	19,820,899	8,087,023
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	74,934,163	66,847,140

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$94,755,062	$74,934,163

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible salaried employees of P. H. Glatfelter Company’s Pennsylvania Operations (“PA”) Group and its Ohio Group, each as defined in the Plan, (collectively, the “Company”) who have completed 60 days service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. The Company will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll reduction contributions.

Eligible participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing allocations, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company matching contributions described above. Participants may change their investment allocations at any time.

Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund. Participants may change these investments at any time following initial funding.

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. With the exception of the Ohio Group, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

With respect to the Ohio Group employees, matching contributions are fully vested upon receipt by the Plan.

Investment income and market appreciation or depreciation are allocated daily to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding day.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefits – Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance shall be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

Participants may withdraw amounts from certain accounts for an immediate and heavy hardship that cannot be reasonably met from other resources.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2013, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2013 and 2012, loans outstanding totaled $1,654,287 and $1,569,845, respectively.

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments – The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

Level 3	Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models discounted cash flows, and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the Plan (“Trustee”).

The Plan’s undivided interest in the net assets of the Master Trust was approximately 54% at both December 31, 2013 and 2012.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION - CONTINUED

The following table presents the net assets of the Master Trust as of December 31, 2013 and 2012. Investments that represent 5 percent or more of the Master Trust’s net assets are separately identified.

	December 31,
	2013		2012
Mutual funds
Fidelity Contrafund K	$30,795,558		$23,788,059
NB Guardian Institutional Fund	23,670,886		17,865,829
Fidelity Freedom K 2020 Fund	12,391,420		9,961,006
Janus Triton I	10,375,637		6,769,189
Fidelity Intermediate Bond Fund	8,634,890	*	10,699,379
Other	52,006,322		39,271,449
Money Market Fund
Fidelity Retirement Money Market Fund	12,380,347		11,003,905
Unitized Stock Fund
P. H. Glatfelter Stock Fund	21,159,889		14,746,390

	$171,414,949		$134,105,206

Plan interest in Master Trust	$93,100,775		$73,031,326

*	Investment did not represent 5% or more of the Master Trust’s net assets as of December 31, 2013; rather this investment is shown for comparative purposes.

Investment income for the Master Trust for the years ended December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
Net appreciation in fair value of investments:
P. H. Glatfelter Company Stock Fund	$8,375,101	$2,952,465
Mutual Funds	19,266,491	9,711,127

Total	27,641,592	12,663,592

Interest and dividends:
P. H. Glatfelter Company Stock Fund	384,884	298,916
Mutual Funds	7,378,691	2,984,871

	7,763,575	3,283,787

Total Investment Income	$35,405,167	$15,947,379

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION - CONTINUED

The following are the changes in net assets for the Master Trust for the year ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Net appreciation (depreciation) in fair value of investments	$27,641,592	$12,663,592
Interest and dividends	7,763,575	3,283,787

Net investment income	35,405,167	15,947,379
Net transfers	1,939,748	764,472
Administrative expenses	(35,172)	(21,590)

Increase in net assets:	37,309,743	16,690,261
Net assets:
Beginning of year	134,105,206	117,414,945

End of year	$171,414,949	$134,105,206

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2013
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$75,134,508	$75,134,508	$—	$—
Growth and income funds	12,139,147	12,139,147	—	—
Income funds	11,457,050	11,457,050	—	—
Target funds	32,605,485	32,605,485	—	—
Foreign large blend funds	6,538,523	6,538,523	—	—
Money market fund	12,380,347	12,380,347	—	—
Unitized stock fund	21,159,889	21,159,889	—	—

	$171,414,949	$171,414,949	$—	$—

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION - CONTINUED

	2012
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$56,253,314	$56,253,314	$—	$—
Growth and income funds	9,081,662	9,081,662	—	—
Income funds	13,359,865	13,359,865	—	—
Target funds	24,240,505	24,240,505	—	—
Foreign large blend funds	5,419,565	5,419,565	—	—
Money market fund	11,003,905	11,003,905	—	—
Unitized stock fund	14,746,390	14,746,390	—	—

	$134,105,206	$134,105,206	$—	$—

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on July 11, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - TAX STATUS - CONTINUED

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by the Trustee. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.

For the years ended December 31, 2013 and 2012, record-keeper and investment management fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.

As of December 31, 2013, the Plan’s interest in the Master Trust accounted for 525,512 units of the P. H. Glatfelter common stock fund at a per-unit price of $23.15. As of December 31, 2012, the Plan’s interest in the Master Trust accounted for 639,259 units of the P. H. Glatfelter common stock fund at a per-unit price of $14.47. Units held as of December 31, 2013 and 2012 were equivalent to 431,873 and 520,547 shares of P. H. Glatfelter common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2013 and 2012, P. H. Glatfelter common stock had a market value of $11,936,965 and $9,099,155, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

GLATFELTER 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2013 and 2012, several participants were reclassified between the Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net increase of $104,493 and $11,553 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2013 and 2012, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amount reported in the Statement of Net Assets Available for Benefits.

Glatfelter 401(k) Savings Plan

Employer Identification Number: 23-0628360

Plan Number: 017

Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	4.25% -9.25%	—	$1,654,287

	Total Investments			$1,654,287

*	Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 19, 2014	By:	/s/ David C. Elder
David C. Elder
Vice President, Finance

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm